Self-Certification of Financials

I, Charles Piccoli, being the CFO of 2XPLR, Inc. DBA Cluster, a Corporation, hereby certify as of the date of this Form C- AR that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)   while the Company has not yet filed tax returns for the years December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Charles Piccoli
_____
(Signature)

Charles Piccoli
_____
(Name)

CFO
_____
(Title)

March 30, 2021
_____
(Date)

EXHIBIT A

Financial Statements

2XPLR, INC.

Unaudited Financial Statements for the

Period January 01, 2020

Through December 31, 2020

2XPLR, INC.
BALANCE SHEET
As of December 31,
2020 (Unaudited)

ASSETS		2020
Current Assets		
Cash and cash equivalents	$	548,044
Accounts receivable		0
Total Current Assets		0
Fixed Assets, net		0
Deferred tax assets, net		0
Total Assets		$ 548,044
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	0
Deferred revenue		0
Advances from related parties		0
Total Liabilities		0
STOCKHOLDERS' EQUITY		
Common stock, $0.0001 par value, 20,000,000 shares authorized (17491251 shares issued as of December 31, 2020)		0
Additional paid in capital		615,000
Other comprehensive income (loss)		(66.956)
Accumulated deficit		0
Total Stockholders' Equity		0
Total Liabilities and Stockholders' Equity		$ 548,044

2XPLR INC.
STATEMENT OF COMPREHENSIVE INCOME
For Period January 01, 2020 Through December 31, 2020
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross profit (loss)		0
Operating expenses		
General and administrative		49,841
Professional Fees		17.115
Total operating expenses		66,956
Net Income Before Tax		(66,956)
Deferred tax asset		0
Net Loss		(66,956)
Other Comprehensive Income		
Foreign currency translation adjustments		0
Comprehensive Loss	$	(66,956)

2XPLR INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Period January 01, 2020 Through December 31, 2020
(Unaudited)

	Common Stock		Additional Paid-In	Other Comprehensive	Retained	Total Stockholders'
	Shares	Par Value	Capital	Income(loss)	Earnings	Equity
Balance as of January 1, 2020	20,000,000	$.0001	$615,000			$ 615,000
2020 Activity				(66,956)		(66.956)
December 31, 2020	20,000,000	$.0001	$615,000	(66,956)		$ 548,044


2XPLR INC.
STATEMENT OF CASH FLOWS
For Period January 1, 2020 Through December 31, 2020
(Unaudited)


Cash Flows from Operating Activities	
Net Income (Loss)	$ -66,956
Adjustments to reconcile net income (loss)	
to net cash provided by operations:	
Depreciation	0
Gain on foreign currency translation	0
Deferred tax asset	0
Changes in operating assets and liabilities:	
(Increase) Decrease in accounts receivable	0
Increase (Decrease) in accounts payable	0
Increase (Decrease) in deferred revenue	0
Net cash used in operating activities	-66,956
Cash Flows from Investing Activities	
Purchase of equipment	0
Payments for internally developed software	0
Net cash used in investing activities	0
Cash Flows from Financing Activities	
Issuance of advances from related parties	0
Issuance of common stock	0
Net cash provided by financing activities	0
Net change in cash and cash equivalents	-66,956
Cash and cash equivalents at beginning of period	615,000
Cash and cash equivalents at end of period	$548,044

2XPLR, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF December 31, 2020

NOTE 1 – NATURE OF OPERATIONS

2XPLR INC. (which may be referred to as the "Company", "we," "us," or "our") provides a platform for social good. The Company was incorporated in Delaware on January 18, 2018. The Company's headquarters are in Los Angeles, California. The Company began operations in 2020.

The Company has a limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), a concurrent Reg D offering and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, cash and cash equivalents total $548,044.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is 5 years for equipment and software.

The Company reviews the carrying value of fixed assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as the company was in a loss position. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense as incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling subscriptions to schools for a specific number of students on a monthly, quarterly, or yearly basis, and selling the Company's education expertise services. The Company's payments are generally collected upfront. For period ending December 31, 2020 the Company recognized no revenue.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020, the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2020, the Company had authorized 20,000,000 shares of common stock. As of December 31, 2020, the Company had 17,491,251 shares of common stock issued and outstanding.

NOTE 4 – SHARE-BASED COMPENSATION

The Company does not have a share-based compensation plan as of December 31,

2020. NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020 The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $350,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $100,000 in this offering and up to $350,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through March 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.